1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 26, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 139 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 140 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on September 25, 2014. PEA No. 139 relates to certain changes to the Schwab MarketTrack Portfolios (the “portfolios”), which are series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Derek B. Wu of Dechert LLP in a telephonic discussion on October 27, 2014.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 139, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: The current fee tables provide that the portfolios do not pay Rule 12b-1 fees. Please confirm that there are currently no plans to impose Rule 12b-1 fees within the twelve months after the Registration Statement becomes effective.

Response: The Registrant confirms that it currently has no plans to impose Rule 12b-1 fees within the twelve months after the Registration Statement becomes effective.

2.	Comment: Please confirm that the expense limitation agreement between Charles Schwab Investment Management, Inc. (“CSIM”) and the Registrant, on behalf of the portfolios, described in footnote 2 to each portfolio’s fee table, will remain in effect for at least one year from the effective date of the Registration Statement.

Response: Confirmed. The contractual expense limitation agreement provides that each portfolio’s expense limitation will continue for so long as CSIM serves as investment adviser to the portfolio, unless terminated earlier with approval from the Registrant’s Board of Trustees (the “Board”). Accordingly, the expense limitation agreement is expected to continue for the life of each portfolio (i.e., a permanent waiver) and, therefore, will remain in effect for at least one year from the effective date of the Registration Statement.

3.	Comment: Please confirm whether each portfolio’s contractual expense limitation will be in place for each of the periods disclosed in the portfolio’s expense example.

Response: As stated above, the Registrant currently expects the expense limitation agreement to continue for the life of the portfolio, unless earlier terminated with the approval of the Board. Therefore, the contractual expense limitation for each portfolio will be in place for each of the periods disclosed in the portfolio’s expense example.

4.	Comment: For the Schwab MarketTrack All Equity Portfolio, which maintains a policy to invest at least 80% of its net assets in stock investments (“80% Policy”), please confirm that the 80% Policy is applied to “net assets plus any borrowings made for investment purposes.”

Response: As provided in the Schwab MarketTrack All Equity Portfolio’s Statement of Additional Information, for purposes of the portfolio’s 80% Policy, “net assets mean net assets plus the amount of any borrowings for investment purposes.”

5.	Comment: Because the portfolios principally invest in other underlying funds, please consider including risk disclosure in the prospectus regarding the potential duplication of fees.

Response: The Registrant has revised its “Underlying Fund Investment Risk” to read (new language underlined):

The value of your investment in the portfolio is based primarily on the prices of the underlying funds that the portfolio purchases. In turn, the price of each underlying fund is based on the value of its securities. The portfolio is subject to the performance and expenses of the underlying funds in which it invests. Before investing in the portfolio, investors should assess the risks associated with the underlying funds in which the portfolio may invest and the types of investments made by those underlying funds. These risks include any combination of the risks described below, although the portfolio’s exposure to a particular risk will be proportionate to the portfolio’s overall asset allocation and underlying fund allocation.

6.	Comment: Please disclose under “Tax information” in the summary sections of the prospectus that shareholders may be subject to taxation from withdrawals on tax-advantaged accounts.

Response: The Registrant respectfully submits that the current disclosure is appropriate and consistent with the requirements of Form N-1A. The Registrant notes that the language included by the Registrant within this section conveys the same amount of substance as the example language used by the SEC in the Appendix to the proposing release for amendments to Form N-1A. See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 (Nov. 21, 2007).

7.	Comment: To clarify the amount of management fees received by CSIM from the portfolios, please revise the disclosure under the “Portfolio management” section of the prospectus to read (new language underlined):

Effective December 1, 2014, CSIM lowered the contractual management fee it receives from each portfolio from 0.23% to 0.13%.

Response: The Registrant has made the requested changes.

9.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

4